Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

July 28, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed June 27, 2025 File No. 333-284716

Dear Ms. Beukenkamp and Mr. Field:

By your letter dated July 23, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Staff on June 27, 2025, by our client, Nomadar Corp. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 1 to Registration Statement on Form S-1

High Performance Training Program, page 1

Risk Factors

Risk Related to Our Industry

The actions of La Liga may have a material negative effect..., page 27

1.	Please revise your risk factor to discuss, by example or otherwise, specifically how new La Liga rules could limit your ability to operate your business as planned or “otherwise affect the payments made to us.” Briefly describe the timing of the proposed new rules or timing to implementation of the new rules and the subject matter of applicable the new rules referenced here. Additionally, please clarify what current or prospective payments you are referring to within the context of your current or planned business activities and operations.

Response: The Company respectfully advises the Staff that it has revised the risk factor to expand on how new La Liga rules could limit the Company’s ability to operate the Company’s business as planned or otherwise affect the payments made to the Company. The Company has also clarified the disclosures related to current or future planned business activities and operations. Please see page 27 of the Registration Statement.

July 28, 2025 Page 2	dentons.com

Capitalization, page 38

2.	Please revise the pro forma basis to include the $1 million payable to Cadiz CF within 24 months for the Participative Loan. Please also revise the number of Class A Shares outstanding on a pro forma basis to include the 750,000 shares issued to Cadiz FC for the Participative Loan.

Response: The Company respectfully advises the Staff that the $1 million payable to Cadiz CF within 24 months for the Participative Loan is already included in the pro forma column of the Capitalization table. The Company has revised the Capitalization table in Amendment No. 2. to make clear that the pro forma column includes the $1 million payable to Cadiz CF within 24 months for the Participative Loan. Please see the updates to the Stockholders (deficit) equity line item of the capitalization table on page 38 of the Registration Statement.

3.	Please tell us your consideration of presenting the pro forma impact of the Pre-Paid Advances, in the form of Convertible Notes, received from Yorkville as of the filing date.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 2 to clarify that the Pre-Paid Advances have been excluded from the pro forma capitalization table. Each Convertible Note is convertible into shares of Class A common stock only at the sole discretion of Yorkville. Please see page 38 of the Registration Statement.

Business, page 43

4.	Please revise to briefly expand your disclosure to describe the two commercial contracts entered into in the ordinary course of business. For example, please make clear whether you are referring to the Stadium Agreement or other agreements described in within the registration statement. If these agreements are not otherwise described in your disclosure, for context, please revise to provide a brief description of the nature of these two agreements (i.e., to which aspect of your business do they relate and what services or customers are involved).

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 2 to briefly describe the two commercial contracts entered into in the ordinary course of business referenced in the Registration Statement. Please see pages 1, 39, 41, and 43 of the Registration Statement.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB